03 OCT 28 AM 7:21

ESSILOR

File N° 82-4944

03032948

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

October 23, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Véronique Gillet
VP Investor Relations

Encl.: Sales at September 30, 2003

ESSILOR

PRESS RELEASE

Sales at September 30, 2003
Up 2.8% Like-For-Like

Charenton-le-Pont, France (October 23, 2003) -- Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the nine months ended September 30:

In millions of euros	**September 30, 2003**	September 30, 2002	% Change
Sales	**1,565.8**	1,638.6	-4.4%

On a like-for-like basis, sales were up 2.8% at September 30, compared with a 2.3% gain at June 30. Growth was led by improved performance in all regions during the third quarter, when like-for-like sales rose 3.7% year-on-year.

All the regions reported increased business. Europe and the rest of the world continued to enjoy robust expansion, with growth in line with historic trends. Sales in North America started to turn upwards, particularly at the end of the period.

The currency effect remained negative, at 9.3%, but eased significantly in the third quarter.

Changes in the scope of consolidation added 2.1% to sales, primarily on the first-time consolidation of Nassau, in addition to Essilor Korea in the first-half. The acquisitions of Rupp und Hubrach in Germany and of BNL, a French sunglass lens manufacturer, were finalized in September and the companies were consolidated from October 1. In all, companies newly consolidated in 2003 represent around €166 million in full-year sales.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 (0)1 49 77 42 16
www.essilor.com

ESSILOR

COMMUNIQUE DE PRESSE

Chiffre d'affaires 9 mois 2003
+2,8 % en base homogène

Charenton-le-Pont (23 octobre 2003) -- Au 30 septembre 2003, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**30 septembre 2003**	30 septembre 2002	Variation
Chiffre d'affaires	**1 565,8**	1638,6	-4,4%

En base homogène, la hausse des ventes atteint 2,8% en cumul (contre 2,3% au 30 juin) grâce à l'amélioration des performances de l'ensemble des régions au cours du troisième trimestre (+3,7%).

Toutes les zones géographiques ont bénéficié d'une meilleure activité. L'Europe et le reste du monde continuent d'afficher un réel dynamisme et leur taux de croissance est en ligne avec la tendance historique du groupe. L'Amérique du Nord a commencé à enregistrer un redressement de ses ventes, notable en fin de période.

L'effet de change reste négatif (-9,3%) mais se réduit de façon significative au troisième trimestre.

L'effet de périmètre (+2,1%) prend principalement en compte l'entrée en consolidation de Nassau en plus d'Essilor Korea déjà mentionné. L'acquisition de Rupp et Hubrach en Allemagne a été finalisée en septembre (avec effet au 1er octobre), ainsi que l'achat du fabricant de verres solaires BNL. Le chiffre d'affaires additionnel apporté par l'ensemble des sociétés qui sont rentrées dans le groupe en 2003 représente en année pleine 166 millions d'euros environ.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél.: 01 49 77 42 16
www.essilor.com